Exhibit 99.1

CollPlant Biotechnologies Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on Wednesday, August 4, 2021

The annual and extraordinary general meeting of shareholders of CollPlant Biotechnologies Ltd. (the “Company”) will be held at the offices of Gross & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on Wednesday, August 4, 2021 at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purposes:

1.	To approve the re-election, and, in the case of the latter the election, of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky and Hugh Evans to the board of directors of the Company (the “Board of Directors”), each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

3.	To approve the grant of options exercisable into ordinary shares of the Company to Hugh Evans, subject to Mr. Evans’ election as a member of the Board of Directors as detailed in Proposal No. 1;

4.	To approve a bonus grant to Yehiel Tal, the Company’s Chief Executive Officer;

5.	To approve a bonus grant to Eran Rotem, the Company’s Deputy Chief Executive Officer and CFO; and,

6.	To approve an amendment to the Company’s compensation policy in connection with the provisions relating to the purchase of directors’ and officers’ liability insurance policies.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors’ report of the Company for the fiscal year ended December 31, 2020.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, NIS 1.50 par value per share by the close of business on July 1, 2021 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals.

Whether or not you plan to attend the General Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ordinary shares (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than August 4, 2021 at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The Board of Directors recommends the Company’s shareholders vote “FOR” all of the proposals on the agenda of the General Meeting, which are described in the attached Proxy Statement.

Sincerely,

Dr. Roger Pomerantz
Chairman of the Board of Directors

June 25, 2021

CollPlant Biotechnologies Ltd.
4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.50 par value per share, of CollPlant Biotechnologies Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the annual and extraordinary general meeting of shareholders (the “General Meeting”), to be held on Wednesday, August 4, 2021, at 10:00 a.m., Israel time, at the offices of Gross & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve the re-election, and, in the case of the latter the election, of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky and Hugh Evans to the Board of Directors of the Company, each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

3.	To approve the grant of options exercisable into ordinary shares of the Company to Hugh Evans, subject to Mr. Evans’ election as a member of the Board of Directors as detailed in Proposal No. 1;

4.	To approve a bonus grant to Yehiel Tal, the Company’s Chief Executive Officer;

5.	To approve a bonus grant to Eran Rotem, the Company’s Deputy Chief Executive Officer and CFO; and,

6.	To approve an amendment to the Company’s compensation policy in connection with the provisions relating to the purchase of directors’ and officers’ liability insurance policies.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors’ report of the Company for the fiscal year ended December 31, 2020.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than July 2, 2021.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders at the close of business on July 1, 2021 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting and any adjournment thereof. At the close of business on June 15, 2021, the Company had outstanding 10,257,879 ordinary shares, excluding 18,409 ordinary shares in treasury, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

How You Can Vote

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on August 4, 2021, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register who vote their ordinary shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders who hold their ordinary shares in “street name” meaning in the name of a bank, broker or other record holder, through Computershare, must either direct the record holder of their ordinary shares how to vote their ordinary shares, or obtain a legal proxy from the record holder to vote at the General Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the ordinary shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Voting instructions cards are being distributed to holders of ordinary shares on or about June 6, 2021. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their ordinary shares in person at the General Meeting if the shareholders are the record holder of the ordinary shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their ordinary shares). If a shareholder’s proxy is not received by the Company by Wednesday, August 4, 2021, at 06:00 a.m., Israel time, it shall not be valid at the General Meeting. Notwithstanding the aforesaid, each of the chairman of the General Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders of record whose ordinary shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

 Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of each of Proposals No. 1 and 2 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of each of Proposals No. 3 through 6 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the General Meeting in person shall, prior to exercising such shareholder’s voting rights at the General Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest, all with respect to the approval of each of Proposals No. 3 through 6. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest with respect to the approval of each of Proposals No. 3 through 6. Shareholders who do not so indicate will not be eligible to vote their ordinary shares as to such proposals.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity. A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in the Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel, not later than ten days before the General Meeting date (i.e., Monday, July 26, 2021).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Directors and Officers Compensation

For information concerning the annual compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2020, see Item 6B. of our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the Commission on March 26, 2021.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Proposal No. 1

APPROVAL OF THE RE-ELECTION, AND, IN THE CASE OF THE LATTER, THE ELECTION OF DR. ROGER POMERANTZ, DR. ABRAHAM (AVRI) HAVRON, JOSEPH ZARZEWSKY AND HUGH EVANS TO THE BOARD OF DIRECTORS OF THE COMPANY, EACH UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

At the General Meeting, three directors are proposed to be re-elected and one director is proposed to be elected for the first time. Each of the directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the General Meeting, the current directors shall continue to hold office, other than Hugh Evans. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky and Hugh Evans has indicated to the Company his availability for re-election (and, with respect to the latter, election), and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company’s offices.

The four proposed nominees to serve as directors together with the two external directors will constitute the Board of Directors.

The nominees to serve on the Board of Directors are presented below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Dr. Roger Pomerantz has served as our Chairman of the Board of Directors since February 2020. Dr. Pomerantz is currently the President, Chief Executive Officer and Chairman of the Board of Directors of ContraFect, and a board member of Intec Pharma and VerImmune. Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics in 2019, where he served as Chairman and CEO from June 2014 until January 2019. From 2011 to 2013, he was Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc. where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, he served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. He joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. He was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School. He has developed twelve small and large molecular drugs approved world-wide in important diseases, including HIV, HCV, CMV, C. Diff, and tuberculosis.

Dr. Abraham (Avri) Havron has served on our Board of Directors since May 2016. Dr. Havron is a 39-year veteran of the biotech industry. Since 2005 and until 2014 when its acquisition by OPKO Health Inc. (NASDAQ: OPK) was completed. Dr. Havron was the Chief Executive Officer and a director of PROLOR Biotech Inc. (NYSE: PBTH). Between 1999 and 2003, Dr. Havron served as V.P. and Chief Technology Officer of Clal Biotechnology Industries Ltd. and prior to that for 12 years as V.P. Manufacturing and Process-Development of BioTechnology General Ltd. (now, a subsidiary of Ferring Pharmaceuticals). Dr. Havron was a member of the founding team of Interpharm Laboratories Ltd. (a subsidiary of Merck-Serono) - the first Israeli biotech company, where he served as Director of R&D from 1980 to 1987. During his managerial career Dr. Havron was directly involved in the multi-disciplinary development of many biopharmaceuticals seven of which were approved and are marketed worldwide: Rebif (recombinant beta interferon), Biotropin (recombinant human growth hormone), Bio-Hep-B (3rd generation recombinant hepatitis B vaccine), Biolon and Euflexxa (ophthalmic and orthopedic devices containing bacteria derived hyaluronic acid), bio-similar recombinant Insulin and, Nexxobrid (debridement agent for severe burns). In addition, Phase 3 clinical trial of Somatrogon - recombinant long acting human growth hormone developed by Prolor Biotech (later Opko Biologics) was completed successfully in October 2019. Dr. Havron has been actively involved in establishing several biotech start-up companies among them Mediwound, Curetech, Prolor-Biotech, Polyheal, PamBio and Enlivex. He is also a member of the board of Enlivex Therapeutics Ltd. (NASDAQ: ENLV; TASE: ENLV), was the Chairman of Mediwound during 2001-2003 and later a member of its board from 2014 to 2017 (NASDAQ: MDWD) and from 2010 to 2018 was a member of the board of directors of Kamada Ltd. (NASDAQ: KMDA; TASE: KAMDA). Dr. Havron earned his PhD in chemistry from the Weizmann Institute of Science, and completed his post- doctorate at Harvard Medical School. Dr. Havron is also a board member of CollPlant Ltd., our wholly owned subsidiary.

Joseph Zarzewsky has served on our Board of Directors since August 2019. Mr. Zarzewsky has served as the Vice President of Business Development at the Mitrelli Group, or Mitrelli, since June 2010. Mr. Zarzewsky has served as the Chairman of “SMAD”, a joint venture between Mitrelli and the Harbin Government, China, since June 2011. Mr. Zarzewsky has also served as the Chairman of the Investment Committee of the Harbin Israel Fund since 2012, and as a member of the board of directors of Wize Pharma, Inc. (OTCQB: WIZP) since November 2017. He has also previously served as the Vice President of marketing at Clal Insurance Enterprises Holdings Ltd. (TASE: CLIS) and as the Vice President of Marketing for the Israel Postal Authority. In addition, Mr. Zarzewsky has served as a director of Excellence Underwriter House Ltd. since 2007. In 2008, he was appointed as the Honorary Economic Advisor of the Harbin Government, China. In addition, in June 2012, he was honored as an Honorary Citizen of Harbin, China. Mr. Zarzewsky holds an MA in Commercial Law from the University of Tel Aviv in collaboration with the University of California, Berkeley.

Hugh Evans has served on our Board of Directors since March 2021. Since 2019, Mr. Evans has been serving as a board member at Factory Four. In addition, since 2020, he has been serving as a board member at ZVerse, 3DM, and as a Non-Executive Chairman of Culinary Printworks. From 2010 to 2020, Mr. Evans served as a board member of AquaVenture Holdings (NYSE: WAAS), which was acquired by Culligan International. In 2019, Mr. Evans founded Additive Manufacturing Ventures Group, and he serves as a managing member. From 2013 to 2019, Mr. Evans served as Senior Vice President of Corporate Development & Digitization at 3D Systems (NYSE: DDD). Previously, from 1992 to 2013, he served as a portfolio manager at T. Rowe Price Associates (NASDAQ: TROW). Mr. Evans holds a BA in Psychology from the University of Virginia and an MBA from the Stanford Graduate School of Business.

For information on the compensation terms of the directors, see Item 6B of the 2020 Annual Report, as filed with the SEC on March 26, 2021. For the avoidance of doubt, Mr. Hugh Evans will be entitled to the same compensation terms as the other serving directors of the Company. For information on a proposed grant of options to Hugh Evans, see Proposal No. 3 below. In addition, the directors will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of indemnification provided to them by the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the re-election of Messrs. Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky and the election of Hugh Evans to the Board of Directors, each until the next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 2

APPROVAL OF THE RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER FIRM OF ERNST & YOUNG GLOBAL, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and the Company’s articles of association (the “Articles”), the Company’s shareholders are authorized to appoint the Company’s independent auditors. The Articles further provide that the Board of Directors (upon the recommendation of the audit committee) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Global Market.

Following the recommendation by the Company’s audit committee and the Board of Directors, it is proposed that Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2020 and have no relationship with the Company or with any affiliate of the Company, except as described in the 2020 Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the 2020 Annual Report.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting, and as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 3

APPROVAL OF THE GRANT OF OPTIONS EXERCISABLE INTO ORDINARY SHARES OF THE COMPANY TO HUGH EVANS, SUBJECT TO MR. EVANS’ ELECTION AS A MEMBER OF THE COMPANY’S BOARD OF DIRECTORS

Following the approval by the Company’s compensation committee (the “Compensation Committee”) and the Board of Directors, it is proposed to approve a grant of 23,000 options exercisable into 23,000 ordinary shares, NIS 1.50 par value per ordinary share (in this Proposal No. 3, the “Options”), to Hugh Evans, subject to the approval of Proposal No. 1.

The Options constitute approximately 0.22% of the Company’s share capital (approximately 0.17% of the share capital on a fully diluted basis1). The Options will be granted under the Company’s Share Ownership and Option Plan (2010) (as amended) (the ““Option Plan”“) and shall vest over a period of four years from their date of grant, with 25% of the Options vesting on the first anniversary of the date of grant and the remaining Options vesting equally on a quarterly basis during the three years thereafter (i.e., vesting of 6.25% per quarter). The exercise price of each Option is $15.20 per one ordinary share, which is equal to the closing price of the ordinary shares on the Nasdaq prior to May 26, 2021 (the date of the approval of the Board of Directors of the proposed grant). The Options will be exercisable for ten years following the date of grant. The remaining terms of the Options are in accordance with the Option Plan, which includes conditions with respect to, among other things, acceleration, adjustments, assumption, and termination of engagement. The Option Plan can be found in the Company’s announcement on Form 6-K as filed with the Commission on May 14, 2020.

It is noted that all directors currently serving on the Board of Directors have been granted, as of the date of this Proxy Statement, 23,000 options exercisable into 23,000 ordinary shares of the Company. Nonetheless, the Company’s compensation policy limits the fair market value of an option grant to a director to $25,000 per annum, while the proposed option grant reflects a fair market value of app. $50,000 per annum. Therefore, it is proposed to approve the proposed grant of Options in deviation from the Company’s compensation policy.

Reasoning of the Compensation Committee and Board of Directors for the grant of the Options to Hugh Evans

The Compensation Committee and Board of Directors approved the proposed grant of the Options while noting the following: (a) Hugh Evans’ commencing tenure as a director and his experience, knowledge and skills in the Company’s fields of operation; (b) the Company’s desire to align the interests of all serving directors, whereby an option grant of 23,000 Options reflects a grant that is identical in number of options to that of the other serving directors (while the exercise price is significantly higher than that granted to the other directors); and, (c) the alignment of the interests of Hugh Evans with those of the Company’s shareholders and the creation of a link between his compensation and the performance of the Company’s ordinary shares. In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed grant of Options is fair and reasonable and to the benefit of the Company.

Subject to the approval of Proposal No. 1, Hugh Evans shall receive the same cash compensation as the other directors who serve on the Board of Directors.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the grant of options exercisable into ordinary shares of the Company to Hugh Evans, subject to Mr. Evans’ election as a member of the Board of Directors, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 4

APPROVAL OF A BONUS GRANT TO YEHIEL TAL, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Following the approval by the Compensation Committee and Board of Directors, it is proposed to approve a certain bonus grant to Mr. Yehiel Tal, the Company’s Chief Executive Officer, which is made in deviation from the Company’s compensation policy, as shall be detailed below.

[1]	Calculated taking into account the exercise or conversion of all exercisable or convertible securities issued by the Company to date.

In January 2021, the Compensation Committee and Board of Directors respectively approved the grant of a special bonus to Mr. Tal in an amount equal to 14 monthly base salaries for his achievements in connection with the commercial transaction with AbbVie/Allergan in accordance with the formula detailed in the Company’s compensation policy. In March 2021, the Compensation Committee and Board of Directors approved a special bonus in an amount equal to 4 monthly base salaries (approximately $92 thousand or, ILS 300 thousand) for the Company’s successful capital raise of $35 million on the Nasdaq in February 2021.

The remaining compensation terms of Mr. Tal, including among others, the grant of an annual bonus in an amount equal to 5 monthly base salaries based on objectives achievements for the year 2020, is in accordance with the Company’s compensation policy. For information on Mr. Tal’s compensation, see Item 6B of the 2020 Annual Report, as filed with the SEC on March 26, 2021.

As the special bonus grant of 4 monthly base salaries for the Company’s successful capital raise of $35 million on the Nasdaq is not in accordance with the Company’s compensation policy and is based on the discretion of the Compensation Committee and Board of Directors, the grant is brought for the approval of the Company’s shareholders.

Reasoning of the Compensation Committee and Board of Directors for the bonus grant to the Company’s Chief Executive Officer

When discussing the proposed special bonus grant to Mr. Tal, the Compensation Committee and the Board of Directors took into consideration, among other things: Mr. Tal’s service with the Company as Chief Executive Officer since 2010 and his significant contribution to the Company’s business strategy which materialized, among others, in the commercial transaction with AbbVie/Allergan and the fundraising of $35 million. These transactions constitute a significant step in the Company’s development. The Compensation Committee and the Board of Directors determined that the bonus grant is fair and reasonable and to the Company’s benefit based on their experience, the importance of these transactions to the Company’s future growth and the fact that the bonus grant represents a very small portion of the proceeds received by the Company.

It is noted that the bonus grant proposed in this Proposal No. 4 is brought for approval in deviation from the Company’s compensation policy.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the special bonus grant to Yehiel Tal, the Company’s Chief Executive Officer, having been approved by the Company’s Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 5

APPROVAL OF A BONUS GRANT TO ERAN ROTEM, THE COMPANY’S DEPUTY CHIEF EXECUTIVE OFFICER AND CFO

Following the approval by the Compensation Committee and Board of Directors, it is proposed to approve a certain bonus to Mr. Eran Rotem, the Company’s Deputy Chief Executive Officer and CFO, which is made in deviation from the Company’s compensation policy, as shall be detailed below.

In January 2021, the Compensation Committee and Board of Directors respectively approved the grant of a special bonus to Mr. Rotem in an amount equal to 11.2 monthly base salaries for his achievements in connection with the commercial transaction with AbbVie/Allergan. In March 2021, the Compensation Committee and Board of Directors approved the grant of a special bonus in an amount equal to 4 monthly base salaries for the Company’s successful capital raise on the Nasdaq in February 2021.

As certain portion of the above bonuses equal to 7.2 monthly base salaries (approximately $133 thousand, or ILS 432 thousand) is not in accordance with the Company’s compensation policy, which limits the amount of a special bonus to 8 monthly base salaries per fiscal year, the grant of the above bonuses is brought for the approval of the Company’s shareholders.

It is noted that Mr. Rotem was also granted an annual bonus in an amount equal to 3 monthly base salaries for the year 2020, in accordance with the Company’s compensation policy. For information on Mr. Rotem’s compensation, see Item 6B of the 2020 Annual Report, as filed with the SEC on March 26, 2021.

Reasoning of the Compensation Committee and Board of Directors for the grant of a special bonus to the Company’s Deputy CEO and CFO

When discussing the proposed special bonus grant to Mr. Rotem, the Compensation Committee and the Board of Directors took into consideration, among other things: Mr. Rotem’s service with the Company since 2012 and his contribution to the Company, resulting in an increase to the Company’s cash position and financial strength, his significant contribution to the Company’s business strategy which materialized, among others, in the commercial transaction with AbbVie/Allergan and the fundraising of $35 million. These transactions constitute a significant step in the Company’s development and supports its strategic plan. The Compensation Committee and the Board of Directors determined that the bonus grant is fair and reasonable and to the Company’s benefit based on their experience, the importance of these transactions to the Company’s future growth and the fact that the bonus grant represents a very small portion of the proceeds received by the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the special bonus grant to Eran Rotem, the Company’s Deputy Chief Executive Officer and CFO, having been approved by the Company’s Compensation Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 6

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY IN CONNECTION WITH THE PROVISIONS RELATING TO THE PURCHASE OF DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE POLICIES

Under the Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. The compensation policy must be approved at least once every three years, by the Board of Directors, after considering the recommendations of the Compensation Committee, and by the shareholders by a special majority (as described above).

Our current compensation policy, approved by our shareholders on June 6, 2019, and as amended on May 14, 2020, was drafted and approved in accordance with the requirements of the Companies Law and provides, among other things, that office holders (within the meaning of such term in the Companies Law) may be covered by directors’ and officers’ liability insurance policies and details the framework terms of purchase of such policies.

Under the Companies Law, the procurement of directors’ and officers’ liability insurance generally requires shareholder approval; however, under the Israeli Companies Regulations (Relief from Related Party Transactions), 2000, the procurement of directors’ and officers’ liability insurance shall not require shareholder approval and may be approved only by the compensation committee, if the terms of the insurance are set forth in the compensation policy and the compensation policy were adopted by the shareholders by a special majority, as set forth in the Companies Law, provided that the insurance is on market terms and is not likely to materially impact the profitability of the company or its assets or obligations.

A recent guidance issued by the Israel Securities Authority, resulting from the recent sharp increase in premiums for directors’ and officers’ liability insurance (in particular for companies whose securities are listed on stock exchanges in the United States), allows companies not to include detailed terms of purchase of insurance policies in their compensation policies, but rather provide the limit of liability coverage, provided that any purchase of such policy shall be made in market terms and is not likely to materially impact the profitability of the company or its assets or obligations.

Accordingly, our Compensation Committee and Board of Directors have approved, subject to shareholders’ approval, the deletion of the relevant caps set in the compensation policy for the premium payment and participation fee under any type of directors’ and officers’ liability insurance policy. Other than the foregoing amendment, all the other terms concerning directors’ and officers’ liability insurance policies shall remain in effect. A marked version of the proposed compensation policy is attached hereto as Exhibit A.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the amendment to the compensation policy in connection with the provisions relating to the purchase of directors’ and officers’ liability insurance policies, as seen in the proposed compensation policy attached hereto as Exhibit A attached hereto, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS AND ADS HOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 25, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 25, 2021, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

Dr. Roger Pomerantz
Chairman of the Board of Directors

June 25, 2021

Exhibit A

COMPENSATION POLICY

COLLPLANT HOLDINGS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on June 6, 2019 and amended on May 14, 2020 and on August __, 2021)

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A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of CollPlant Holdings Ltd. (“CollPlant” or the “Company”), in accordance with the requirements of the Companies Law of 1999 (the “Companies Law”).

Compensation is a key component of CollPlant’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance CollPlant’s value and otherwise assist CollPlant to reach its business and financial long term goals. Accordingly, the structure of this Policy was established to tie the compensation of each officer to CollPlant’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, CollPlant’s directors; and “Directors” shall mean the CollPlant’s directors, as shall be from time to time, including the Chairperson of the Board (the “Chairperson”), unless otherwise expressly indicated herein.

This Compensation Policy shall serve as CollPlant’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of CollPlant (the “Compensation Committee” and “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

CollPlant’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for CollPlant’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and rewards excellent performance in the long term, while recognizing CollPlant’s core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of its Directors and Executive Officers with those of CollPlant’s shareholders in order to enhance shareholder value;

2.2.	To provide the Executive Officers with a structured compensation package, putting the emphasis on a proper balance between the fixed components, i.e., the base salaries and benefits, and the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and those of CollPlant’s shareholders;

2.3.	To strengthen the retention and the motivation of Executive Officers in the long term.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

●	Base salary;

●	Benefits;

●	Cash bonuses;

●	Equity based compensation; and

●	Retirement and termination of service arrangements.

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4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet CollPlant’s short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer (as well as the Chairperson) shall not exceed 75% of the total compensation package of such Executive Officer on an annual basis. The Compensation Committee and Board believe that such rate expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

5.	Intra-Company Compensation Ratio

In the process of drafting this Policy, CollPlant’s Board and Compensation Committee have examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers and the average and median employer cost associated with the engagement of the other employees of CollPlant (the “Ratio”). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in CollPlant.

B. Base Salary and Benefits

6.	Base Salary

6.1.	The base salary varies between Executive Officers (among themselves) and is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Executive Officer.

6.2.	The maximum monthly base salary for each of the following roles shall be as follows:

●	Chairperson – up to $6,000 for a 20% position.

●	Chief Executive Officer (“CEO”) – up to ILS 80,000 for a full time position.

●	Deputy CEO - up to ILS 65,000 for a full time position.

●	Executive Officer who is not a Director, a CEO or a Deputy CEO – up to ILS 60,000 for a full time position.

Such amounts may be linked to increases in the Israeli Consumer Price Index or to increases in the representative rate of exchange of the US dollar, as the case may be.

7.	Benefits

7.1.	In addition to the base salary, the following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

●	Vacation days in accordance with market practice and applicable law, including redemption thereof;

●	Sick days in accordance with market practice and applicable law;

●	Convalescence pay according to applicable law;

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●	Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to CollPlant’s practice and common market practice;

●	Contribution by CollPlant on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to CollPlant’s policies and procedures and common market practice; and

●	Contribution by CollPlant on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to CollPlant’s policies and procedures and common market practice.

7.2.	CollPlant may offer additional benefits to its Executive Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

7.3.	CollPlant may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitation, meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. CollPlant may provide advance payments to its Executive Officers in connection with work-related expenses.

7.4.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

8.	Signing Bonus

At the Compensation Committee’s and Board’s discretion, CollPlant may grant to a newly recruited Executive Officer a signing bonus. The signing bonus shall not exceed two (2) months of the base salary of such Executive Officer.

C. Cash Bonuses

9.	Annual Bonuses

9.1.	The Compensation Committee and Board may decide to grant annual bonuses to the Executive Officers.

9.2.	The annual bonus to the CEO will be based mainly (at least 75%) on measurable criteria, as detailed below, and, with respect to its less significant part (up to 25%) shall be determined at the Compensation Committee’s and Board’s discretion, subject to any additional approval as may be required by the Companies Law and provided that the annual bonus does not exceed the ceiling specified in section 9.4 below. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria will include, inter alia, objectives relating to compliance with the Company’s work plans and with various budget objectives, including, inter alia, compliance with objectives relating to revenues, expenses, investments, etc., meeting various financial objectives, such as objectives relating to the annual profit (net profit, pre-tax profit, etc.) and the Company’s EBITDA, objectives relating to the recruitment and development of professional personnel, objectives relating to raising funds, debt, etc., objectives relating to the Company’s business operations and the Company’s operations as a company traded on NASDAQ, and objectives relating to the realization of the Company’s assets.

9.3.	The Company may also grant, subject to the approval of the Compensation Committee and the Board, an annual bonus to its Executive Officers (other than the CEO) for their contribution to the Company. Such grants may be based in whole or in part on discretion, provided that they do not exceed the ceiling specified in section 9.4 below.

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9.4.	The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed eight (8) months of base salary to the CEO, six (6) months of base salary to the Deputy CEO and four (4) months of base salary to any other Executive Officer (excluding the CEO and the Deputy CEO).

9.5.	The Board, following the recommendation of the Compensation Committee, shall be entitled to decrease the annual bonus to be paid to the Executive Officers based on measurable criteria (if such criteria were determined) by 20% taking into account the Company’s liquidity and overall financial condition.

10.	Special Bonuses

10.1.	In addition to the annual bonus, the CEO will be entitled to a special bonus, as follows:

10.1.1.	If CollPlant engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $50 million (which could be subject to the satisfaction of certain milestones that the Board deems to be reasonable at the time of engagement) that includes a down-payment of at least $5 million in cash - the CEO will be entitled to a bonus of up to ten (10) months of base salary;

10.1.2.	If CollPlant engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $100 million (which could be subject to the satisfaction of certain milestones that the Board deems to be reasonable at the time of engagement) that includes a down-payment of at least $10 million in cash, the CEO will be entitled to a bonus of up to 3% of such down-payment.

10.1.3.	If CollPlant engages in a transaction in which it sells one or more of its business activities (such as, medical aesthetics, wound care or orthopedics’ businesses), the CEO will be entitled to a bonus of up to 1% of the immediate proceeds (by cash, securities or otherwise) from the transaction received on the day of closing.

10.2.	CollPlant may also grant its Executive Officers (other than the CEO) a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or, regarding the Executive Officers, special recognition in case of retirement) at the discretion of the Compensation Committee and Board which shall not exceed eight (8) months of base salary for any fiscal year for the Deputy CEO and three (3) months of base salary for other Executive Officers (excluding the CEO and Deputy CEO).

11.	Payment Provisions

11.1.	Should the employment or service of any Executive Officer terminate by the Company prior to the end of a fiscal year, CollPlant may pay the Executive Officer his or her pro rata share of that fiscal year’s bonus, based on the period such Executive Officer was employed by the Company;

11.2.	The actual payment of bonuses to any Executive Officer shall be subject to CollPlant having sufficient cash to maintain its business for at least 6 months from the date of such actual payment. If there is no sufficient cash at the date of the actual payment, then the actual payment will be deferred until such time as when the cash will be sufficient.

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12.	Compensation Recovery (“Clawback”)

12.1.	In the event of an accounting restatement, CollPlant shall be entitled to recover from its Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by CollPlant prior to the third anniversary of fiscal year end of the restated financial statements.

12.2.	Notwithstanding the aforesaid, subject to compliance with applicable law, the compensation recovery will not be triggered in the following events:

●	The financial restatement is required due to changes in the applicable financial reporting standards; or

●	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

●	The amount to be paid under the Clawback proceedings is less than 10% of the relevant bonus received by the Executive Officer.

12.3.	Nothing in this Section 12 limits CollPlant’s obligation to comply with any “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D. Equity-Based Compensation

13.	General and Objectives

13.1.	The Compensation Committee and Board may grant from time to time equity-based compensation which will be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer. Equity-based compensation may also be awarded to the Directors, subject to the provisions of the Companies Law and the regulations thereunder and the receipt of all additional approvals that may be required under the Companies Law.

13.2.	The main objectives of the equity-based compensation is to enhance the alignment between the Executive Officers’ and Directors’ interests with the long term interests of CollPlant and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.3.	The equity based compensation offered by CollPlant is intended to be in a form of share options, restricted shares and/or other equity based awards, such as RSUs, in accordance with the Company’s incentive plan in place as may be updated from time to time.

14.	Fair Market Value

The annual fair market value of the equity-based compensation for each Executive Officer shall not exceed the annual gross base salary of such Executive Officer and for each Director shall not exceed USD $25,000, and for the Chairperson shall not exceed USD $300,000. For that purpose, the annual fair market value shall be determined according to acceptable valuation practices at the time of grant divided equally among the number of vesting years.

15.	Additional Terms

15.1.	Subject to any applicable law, CollPlant may determine, at the Compensation Committee’s and the Board’s discretion, the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers and Directors.

15.2.	All equity-based incentives granted to Executive Officers and Directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Unless otherwise determined in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of at least four years.

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15.3.	The vesting of Options may be accelerated upon change of control or creation of control (see also section 21 below), upon an M&A transaction and in addition, for the Chairperson only, also upon the raise by the Company of at least $10 million by way of public offerings and/or private placements of equity securities by one transaction or more, including the part of funds that will be received against an issuance of equity securities that might take place as part of a commercial transaction.

15.4.	All other terms of the equity awards shall be in accordance with CollPlant’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s or Director’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

15.5.	The Compensation Committee and Board may change, at its discretion, any term of awards already granted should such awards be “out of the money” (“repricing”), subject to any additional approval as may required by the Companies Law and applicable securities laws, provided that the new exercise price shall be determined based on the average of the closing price of the Company’s shares during 30-day preceding the Board’s decision on the repricing.

E. Retirement and Termination of Service Arrangements

16.	Advanced Notice Period

16.1.	CollPlant may provide each Executive Officer, according to his or her seniority in the Company, his or her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of up to three (3) months, except for the CEO whose prior notice may be of up to six (6) months. During such advance notice period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his or her options, restricted shares or RSUs.

16.2.	CollPlant may waive the Executive Officer’s services to the Company during the advance notice period and pay the amount payable in lieu of notice, plus the value of benefits.

17.	Additional Retirement and Termination Benefits

CollPlant may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

F. Exemption, Indemnification and Insurance

18.	Exemption

CollPlant may exempt in advance and retroactively its Directors and Executive Officers from any liability to the Company, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Company, to the fullest extent permitted by applicable law and subject to the provisions of the Company’s articles of association.

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19.	Indemnification

CollPlant may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Director or the Executive Officer, as provided in the Indemnity Agreement between such individuals and CollPlant, all subject to applicable law and the Company’s articles of association.

20.	Insurance

20.1.	CollPlant will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for its Directors and Executive Officers, either claims-made, run-off, or otherwise, as well as coverage for public offerings of securities. The limit of liability of the insurer shall not exceed the greater of $25 million per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses.

20.2.	The purchase of each Insurance Policy shall be approved by the Compensation Committee (and, if required by law applicable, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change/Creation of Control

21.	The following benefits may be granted to the Directors and/or Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control” or creation of control following which the employment or service of the Executive Officer or the Director is terminated or adversely adjusted in a material way:

21.1.	Vesting acceleration of outstanding equity based compensation.

21.2.	Extension of the exercise period of equity based compensation for a period of up to 2 years following the date of termination of employment or service.

21.3.	For Executive Officers only - a cash bonus not to exceed, together with the annual cash bonus, up to eighteen (18) monthly base salaries, in the case of the CEO, and twelve (12) monthly base salaries, in the case of other Executive Officers (excluding the CEO).

H. Board of Directors Compensation

22.	All the Directors, excluding the Chairperson, shall be entitled to equal annual and per-meeting compensation.

23.	The compensation of the Directors (including external Directors, to the extent applicable, and independent Directors, but excluding the Chairperson) shall not exceed the maximum amounts, in accordance with the Company’s equity level, provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

24.	Directors may be granted equity-based compensation in accordance with the principles detailed in this Policy, and subject to the provisions of the Companies Law and the regulations thereunder.

25.	CollPlant’s external Directors, to the extent applicable, and independent Directors may be entitled to reimbursement of expenses in accordance with the Compensation of Directors Regulations. CollPlant’s Directors, excluding external Directors, to the extent applicable, and independent Directors, may be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. CollPlant may provide advance payments to its Directors in connection with work-related expenses.

26.	The Company is allowed to retain the professional services of any Director, subject to any approval that may be required by the Companies Law.

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I. Miscellaneous

27.	This Policy is designed solely for the benefit of CollPlant. Nothing in this Compensation Policy shall be deemed to grant any of CollPlant’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment or service by the Company. Such rights and privileges shall be governed by the respective personal employment agreements or service agreements.

28.	This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.

29.	This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.

30.	In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with CollPlant’s compensation to its Executive Officers and Directors, CollPlant may elect to act pursuant to such relief without regard to any contradiction with this Policy.

31.	The Compensation Committee and Board may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

32.	The Compensation Policy shall apply to special bonuses approved to any Executive Officers for special efforts made during 2018.

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